M-real Corporation Stock Exchange Bulletin 16.3.2006 at 4 p.m.

M-REAL WILL LAUNCH A €500 MILLION EUROBOND ISSUE

M-real Corporation (Ba3/BB-) has mandated Barclays Capital and Deutsche Bank as joint-bookrunners on a 7-year €500 million Eurobond issue. The offering will be launched in the near term subject to market conditions.

M-REAL CORPORATION


SEC MAIL
RECEIVED
PROCESSING
MAR 2 7 2006
WASH. D.C.
185

Corporate Communications

For additional information contact Juhani Pöhö, Executive Vice President and CFO, tel. +358 10 469 5283 or Aapo Nikunen, Managing Director, Metsä Group Financial Services, tel. +358 10469 4255

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THE INFORMATION CONTAINED HEREIN IS NOT FOR PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES OF AMERICA, CANADA OR JAPAN. THE MATERIALS DO NOT CONSTITUTE AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES, NOR MAY THE SECURITIES BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION AS PROVIDED IN THE U.S. SECURITIES ACT OF 1933, AS AMENDED, AND THE RULES AND REGULATIONS THEREUNDER. THERE IS NO INTENTION TO REGISTER ANY PORTION OF THE OFFERING IN THE UNITED STATES OR TO CONDUCT A PUBLIE OFFERING OF SHARES IN THE UNITED STATES.

THE INFORMATION CONTAINED HEREIN SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF THE SECURITIES REFERRED TO HEREIN IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION, EXEMPTION FROM REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.